SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Public Offer to Purchase Shares issued by

CELULAR CRT PARTICIPAÇÕES S.A
Public Company with Authorized Capital
CNPJ/MF no. 03.010.016/0001-73
ISIN Code Common Shares BRTLCPACNOR3
ISIN Code Preferred Shares BRCRTPACNPA6

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
Public Company with Authorized Capital
CNPJ/MF n.º 02.558.144/0001-93
ISIN Code Common Shares BRTLCPACNOR6
ISIN Code Preferred Shares BRTLCPACNPR3

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
Public Company with Authorized Capital
CNPJ/MF n.º 02.558.129/0001-45
ISIN Code Common Shares BRTSEPACNOR7
ISIN Code Preferred Shares BRTSEPACNPR4

BES INVESTIMENTOS DO BRASIL S.A - BANCO DE INVESTIMENTO
Intermediary Institution
on behalf of

 BRASILCEL N.V
Offeror

 Under the terms of this Offer and the laws and regulations in force, BES Investimento do Brasil S.A - Banco de Investimento ("BES" or "Intermediary Institution"), as the intermediary institution hired to act on behalf of Brasilcel N.V. ("Offeror"), through BES Securities do Brasil S.A - Corretora de Câmbio e Valores Mobiliários ("BES Securities" or "Broker") addresses to the holders of common and preferred shares ("Shares") issued by Celular CRT Participações S.A. ("CRT"), Tele Leste Celular Participações S.A. ("Tele Leste") and Tele Sudeste Celular Participações S.A. ("Tele Sudeste" and, together with CRT and Tele Leste, "Companies"), the present voluntary public tender offers to purchase shares (together "VTOs"), under the terms of the Instruction no. 361, dated as of March 5th, 2002 ("Instruction CVM 361") of the Brazilian Securities Commission ("CVM").

 1. Terms of the VTOs

 1.1       In this Offer, each voluntary tender offer to purchase shares of a certain class of shares of each of the Companies is referred individually as "VTO" and, together as "VTOs". Except as otherwise established in this Offer, the VTOs are independent, insofar as the realization of one VTO is not conditioned on the realization of the other VTOs, and any change, amendment or cancellation of one VTO will not necessarily imply a change, amend or the cancellation of the other VTOs.

 1.2               Pursuant to the terms of this Offer and the legislation and regulations in force, the Intermediary Institution, acting by and on behalf of the Offeror, is willing to purchase in each of the VTOs the, respective, maximum amount of shares in circulation (by class) issued by each of the Companies shown in the table below, pursuant to the terms and conditions described in this Offer. All the shares to be sold by the shareholders who accept the VTOs shall be fully paid and free and clear of any lien, encumbrance or restriction to transfer of any nature, as a condition to be purchased in the respective VTO.

	CRT		Tele Leste		Tele Sudeste
	ON	PN	ON	PN	ON	PN
Maximum Amount of Shares (by class)	60,529,000	441,690,000	16,723,247,000	92,499,407,000	7,332,479,000	12,699,707,000

 1.2.1       If, between this date and the date of each of the Auctions any change in the amount shares in which the capital stock of any of the Companies is divided, due to any share dividend, share split, reverse share split or conversion, the maximum amount of shares (by class) of such Company to be tendered under the terms of this Offer, on the respective VTO shall be automatically adjusted in the same proportion. In this case, the São Paulo Stock Exchange - BOVESPA ("BOVESPA") will announce the new maximum amount of shares (by types) to be tendered in its information system. In this Offer the maximum amount of shares to be tendered through each of the VTOs, as eventually adjusted on the terms of this item 1.2.1, is referred to as the "Maximum Amount of Shares".

 1.3               If, in any VTO, the Maximum Amount of Shares is superseded, there will be a pro rata allocation among the shareholders who tendered in such VTO (by types), in such a way that, the Maximum Amount of Shares subject of any VTO shall never be exceeded.

 1.4               The following table illustrates the prices per 1,000 shares by which the Offeror will tender for each of the shares (by class), under the terms of this Offer:

	CRT		Tele Leste		Tele Sudeste
	ON	PN	ON	PN	ON	PN
Price per 1,000 shares (R$)	575.31	718.69	0.90	1.10	6.35	7.80

 1.4.1      In this Offer, each of the prices per 1,000 shares, shown in the table on item 1.4, is referred as "Price".

 1.4.2      Each Price represents a premium of 20% (twenty percent) over the volume weighted average prices of the respective types of shares of the respective Companies on BOVESPA in the last 30 (thirty) trading days up to and including August 24, 2004.

 1.5               The Offeror will pay the Price, in cash, on the date of the financial settlement of the respective auctions, as defined on the item 3.3.

 2. Qualification for the Auction

 2.1               There will be six independent auctions on BOVESPA (each one an "Auction", together, "Auctions"), and in each Auction, one class of Shares of each of the Companies will be purchased. The Auctions will occur on October 8th, 2004 ("Date of the Auctions"), starting at 3:05 PM to purchase the Shares in the following order: (1) common shares issued by CRT; (2) preferred shares issued by CRT; (3) common shares issued by Tele Leste; (4) Preferred shares issued by Tele Leste; (5) common shares issued by Tele Sudeste; and (6) preferred shares issued by Tele Sudeste.

2.2               The holders who will tender their respective shares on the respective VTO must qualify up to 5:00 PM of the day immediately prior to the Date of the Auctions, that is, October 7th, 2004, with the Broker or any other broker of his own preference authorized to operate with BOVESPA.

2.3               To qualify, a shareholder must register with the institutions referred on item 2.2 specifying the number of Shares it wants to tender and, in case the shareholder has no record with the broker, to present the following documents, as the case may be (provided that for data records purposes, additional information and documents can be requested, upon the criteria of the respective broker):

 a.                  Natural Person: certified copy of the CPF (taxpayer registration card), identity card, and a document proving residence. Representatives of estates, minors, incapables and shareholders represented by attorneys shall present the documentation granting power of representation and certified copies of the CPF and identity card of the attorneys. The attorneys representing Estates, minors and incapables shall also present the applicable court authorization; or

 b.                  Legal Entity: certified copy of the by-laws or the articles of incorporation, taxpayer registration card (CNPJ), corporate document granting powers of representation and certified copy of the CPF (taxpayer registration card), identity card, and a document proving the residence of the representative.

 2.3.1          The shareholder qualified pursuant to the terms of the item 2.3, shall proceed as follows through its custody agent:

 a.       Shares kept in the custody of CBLC: The shares in the custody of Companhia Brasileira de Liquidação e Cust&oacute;dia (the Brazilian Settlement and Custody Company, or "CBLC") shall be transferred until 12:00 PM of the Date of the Auction, to account no. 7105-6, open in the name of each shareholder and maintained by CBLC exclusively for this purpose; and

 b.       Shares kept in the custody of the Depositary Institution: The Shares in the custody of the depositary institutions shall be previously transferred to the custody of CBLC, to be deposited in the account mentioned on (a) above.

Company	Depositary Institution
CRT	Banco Itaú S.A.
Tele Leste	Banco ABN Amro Real S.A.
Tele Sudeste	Banco ABN Amro Real S.A.

 2.3.2          The Shares deposited in the account mentioned in the item (a) of the item 2.3.1 will be not available for trading until the settlement date mentioned on item 3.3. If the shareholder intends to trade the Shares deposited under the terms of item 2.3.1, such Shares must be previously unblocked.

 2.3.3          The selling orders that are registered but do not have the applicable Shares deposited in account 7105-6 will be refused and cancelled.

 2.4               Until 12:00 (noon) on the Date of the Auction, each certified broker shall register on the Mega Bolsa the orders to sell including the amount of shares to be tendered in the respective Auctions, held by the shareholders it will be representing in such Auctions and the code of the client. For the purpose of registering on the Mega Bolsa, find below the table with the negotiation code of each of the shares:

	CRT		Tele Leste		Tele Sudeste
	ON	PN	ON	PN	ON	PN
Negotiation Code	CRTP3L	CRTP5L	TLCP3L	TLCP4L	TSEP3L	TSEP4L

 2.5               The acceptance of the VTO, by each shareholder, shall occur up to 12:00 (noon) of the Date of the Auctions through the broker before which such shareholder has qualified. Withdrawal from the VTO must be informed by the shareholder before such time to the broker before which he qualified. The acceptance of the respective VTO and the offer to sell the Shares are irrevocable after such time.

 2.6               Each shareholder shall be in charge for taking all the necessary measures in order to transfer its shares to the custody of CBLC, in sufficient time to allow its qualification for the Auction under the terms and schedule of this Offer. The Offeror advises the shareholders that the procedure of verifying the documents and the transfer of the shares mentioned above is subject to the regulations and internal procedures of the brokers, depositary institutions and CBLC, and that the shareholders shall take all the necessary steps in advance, in order to qualify for the Auctions.

 3. Auctions

 3.1               Each of the auctions shall be carried out independently of the others. In all Auctions there will be procedures available to guarantee the possibility of the Offeror to increase the respective Price during the Auction, the new price will be extended to all the shareholders who accepted previous bid in such Auction.

 3.2               Pursuant to the caput of section 13 of Instruction CVM no. 361, it is possible to have interference from another buyer, so long as the third parties, who is not the Offeror or any related party, has commenced and published a VTO competing with any of the VTOs, targeting all or a portion of the total amount of the Shares subject to the applicable VTO by the Offeror, the price shall be at least 5% (five percent) higher than the respective Price and the same requirements and procedures of the VTOs shall be observed.

 3.3               The financial settlement of each VTO will be realized in the net settlement form, pursuant to the rules of CBLC, on the 3rd (third) business day immediately after the Date of the Auction.

 3.4               The Intermediary Institution declares that it will guarantee the financial Settlement of the VTOs, except any competing VTO, as described in item 3.2.

 3.5               The brokerage fees, stock exchange fees and settlement fee charged by BOVESPA and/or CBLC arising from the participation in the respective VTOs shall be borne exclusively by the respective sellers if related to the sale costs and fees, and by the Offeror if related to the purchase costs and fees.

 3.6               The shareholders who accept any of the VTOs, selling their shares in the respective Auctions, must comply with all the requirements relating to the trading of shares under BOVESPA's regulations.

 4. Conditions to the VTOs

 4.1               The effectiveness of the VTOs shall be subject to the non occurrence of any of the conditions listed below until the Date the Auctions is carried out, except if the Offeror resigns of such condition (pursuant to the terms of item 4.1.1):

 1. the businesses, conditions, income, operations or share ownership of any of the Companies or their direct or indirect subsidiaries become subject to a material adverse change as a result of the occurrence of any of the following events:

a.       the issuance of any act by any governmental organ of the executive, legislative or judicial powers that:

i           questions, restricts or limits the ability of the Offeror to carry out any of the VTOs, hold shares of any of the Companies, not acquire additional shares of any of the Companies, exercise the rights inherent thereto or receive distributions thereunder;

ii         terminates or amends the terms and conditions of any licenses, authorizations or concessions granted for the conduct of the businesses of any of the Companies or their direct or indirect subsidiaries;

iii        expropriates, confiscates or limits the free disposal of the assets of any of the Companies or any of their direct or indirect subsidiaries;

iv       reduces tariffs or rates for services charged by any of the Companies or any of their direct or indirect subsidiaries, or imposes additional obligations to make investments, provide services or implement measures that excessively burden any of the Companies or their direct or indirect subsidiaries; or

v         suspends, restricts or limits transactions in the foreign exchange market or the inflow or outflow of funds into or out of the Country;

b.       the occurrence of war or grave civil or political unrest inside or outside Brazil;

c.       the occurrence of a natural event (including, without limitation, an earthquake, flood or other similar event) or the occurrence of any other external factor that causes significant damage to:

i           the infrastructure, communication systems or the rendering of public services in the states in which the respective Companies or any of their direct or indirect subsidiaries renders services or in any other relevant areas of the Country; or

ii         the assets of any of the Companies or any of their direct or indirect subsidiaries in a manner that affects the ordinary course of their respective businesses;

2.                   a general suspension of, or a limitation in the trading of, securities in general or of the shares or ADSs (American Depositary Shares) issued by any of the Companies on the São Paulo Stock Exchange or the New York Stock Exchange for more than 24 hours;

3.                   a decrease of 20% or more, as of the closing of any trading session, of the value of the São Paulo Stock Exchange index known as IBOVESPA, expressed in U.S. dollars (converted in accordance with the average of the buy and sell U.S. dollar-real exchange rates indicated under "transaction PTAX 800, option 5" published by the Central Bank of Brazil, or the "Central Bank," through the SISBACEN system at 6:00 p.m. on that date), in relation to that verified on August 25, 2004, the date of publication of the Notice of Material Fact relating to the VTOs, which value was 7.814 points, in U.S. dollars;

4.                   a decrease of 20% or more, as of the closing of the foreign exchange market on any date, of the value of the real in relation to the U.S. dollar (in accordance with the average of the buy and sell U.S. dollar-real exchange rates indicated under "transaction PTAX 800, option 5" published by the Central Bank through the SISBACEN system at 6:00 p.m. on that date), in relation to that verified on August 25, 2004, the date of the Notice of Material Fact relating to the VTOs, which value was R$2.9508;

5.                   the occurrence of any substantial change in the rules applicable to the Brazilian or U.S. capital markets, or an increase in tax rates that adversely affects or impedes the consummation of any of the VTOs by the Offeror;

6.                   the revocation of any governmental authorization necessary for the consummation of any of the VTOs or the issuance of any act by any governmental authority that impedes the Offeror from carrying out any of the VTOs or imposes an obligation to buy or sell shares issued by any of the Companies;

7.                   the making of comments by the Securities and Exchange Commission ("SEC") as to the materials filed in the United States related to the VTOs (including the Schedule TO and its exhibits) that adversely affect or impede the consummation of any of the VTOs by the Offeror.

4.1.1       If between the date of the publication of this Offer and 9:00AM of the Date of the Auction concur any of the items described on Item 4.1, the Offeror will publish a Statement of Material Fact explaining if it will maintain the VTO(s) (if the Offeror waived the condition), or if the VTO(s) will not be realized.

 4.2               Each of the VTOs is irrevocable and unchangeable from the publication of this Offer until the beginning of each Auction, provided, however, that if there is a substantial and unforeseeable change in the facts and circumstances existing on this date that will implies a material increase in the risks assumed by the Offeror in connection with to any of the VTOs, the Offeror may amend or cancel such VTO, and shall publish a Statement of Material Fact clarifying if it will maintain the VTO, and on what terms and conditions, or if the VTO will not be realized.

 5. Information About the Companies

5.1               CRT

5.1.1          CRT is a public company, with its principal executive offices located in the City of Porto Alegre, State of Rio Grande do Sul, at Rua Jose Bonifacio, no. 245, with its shares negotiated at BOVESPA. The corporate purpose of the company is to control corporations exploring cellular telecommunications and mobile telecommunications services ("SMP"), as well as other types of telecommunications services in general. CRT controls Celular CRT S.A, a provider of SMP in almost the entire state of Rio Grande do Sul.

 5.1.2          The capital stock of CRT, on July 31st 2004, subscribed and paid, was of R$257.293.923,46, divided into 3.255.095.228 shares, being 1.350.917.074 common shares and 1.884.178.154 preferred shares, kept in book-entry form and with no nominal value.

 5.1.3          The shareholding structure of CRT on July 31st, 2004 was the following:

	ON	%	PN	%	Total	%
Offeror	1,169,317,760	86.56%	495,161,718	26.28%	1,664,479,478	51.45%
Treasury	-	0.00%	63,944,354	3.39%	63,944,354	1.98%
Officers and Directors	4,001	0.00%	15	0.00%	4,016	0.00%
Related Parties		0.00%		0.00%		0.00%
Free Float	181,595,313	13.44%	1,325,072,067	70.33%	1,506,667,380	46.57%
Total	1,350,917,074	100.00%	1,884,178,154	100.00%	3,235,095,228	100.00%

 5.1.4        A summary of the financial statements of CRT, prepared according to the corporations law, is presented in the table below:

Item	Year ended Dec. 02	Year ended Dec. 03	Semester ended June 2004
Shareholder Equity (R$ thousand)	134,534	157,885	257,294
Net Assets (R$ thousand)	817,713	954,897	1,045,573
Net Operating Revenues (R$ mil)	896,315	1,032,700	558,482
Operating Income (R$ thousand)	189,364	204,653	139,594
Net Income (Loss) (R$ thousand)	147,621	189,365	90,675
Total Liabilities (R$ thousand)	861,035	784,568	755,501
Nº of Shares, excluded treasury (thousand)	2,979,770	3,100,825	3,171,106
Profit (Loss) per thousand shares (R$)	49.54	61.07	28.59
Book Value per thousand Shares (R$)	274.42	307.95	329.72
Total Liability / Net Assets	1.05	0.82	0.72
Net Profit (Loss) / Net Assets (%)	18.05%	19.83%	8.67%
Net Profit (Loss) / Net operating Revenues (%)	16.47%	18.34%	16.24%
Net Profit (Loss) / Shareholder Equity (%)	109.73%	119.94%	35.24%

Source: Information available on the website of CVM and BOVESPA.

 5.1.5          The following table shows the price the common shares of CRT were traded at BOVESPA in the past 12 months:

Month/Year	Amount Traded	Volume (R$)	Minimum Price (R$/ thousand shares)	Weighted Average Price (R$/ thousand shares)	Maximum Price (R$/ thousand Shares)
August/2003	15,851,000	5,434,442	285.00	342.85	370.00
September/2003	11,584,000	4,566,710	320.00	394.23	425.00
October/2003	9,396,000	3,861,997	360.00	411.03	479.99
November/2003	7,253,000	3,205,626	400.08	441.97	464.94
December/2003	11,326,000	4,996,806	400.02	441.18	480.00
January/2004	9,476,000	4,432,556	420.01	467.77	500.00
February/2004	3,306,000	1,355,421	397.00	409.99	489.00
March/2004	5,457,000	2,222,019	400.00	407.19	479.99
April/2004	5,762,000	2,459,524	351.01	426.85	463.00
May/2004	434,000	151,531	331.00	349.15	400.00
June/2004	2,838,000	1,001,519	320.00	352.90	400.00
July/2004	6,832,000	2,887,924	370.01	422.71	524.99

Source: Bovespa

 5.1.6          The following table shows the price which of the preferred shares of CRT were traded at BOVESPA in the past 12 months:

Month/Year	Amount Traded	Volume (R$)	Minimum Price (R$/ thousand shares)	Weighted Average Price (R$/ thousand shares)	Maximum Price (R$/ thousand Shares)
August/2003	177,158,000	69,054,562	348.01	389.79	440.00
September/2003	211,019,000	98,434,914	416.01	466.47	509.99
October/2003	235,206,000	119,721,942	465.00	509.01	542.00
November/2003	123,876,000	66,311,219	515.10	535.3	555.00
December/2003	186,313,000	106,691,096	526.50	572.64	634.99
January/2004	215,747,000	135,400,360	560.00	627.59	705.00
February/2004	172,675,000	100,403,222	535.01	581.46	619.99
March/2004	161,414,000	91,930,245	510.01	569.53	602.76
April/2004	189,024,000	105,850,278	451.01	559.98	646.00
May/2004	200,023,000	92,874,707	408.00	464.32	519.96
June/2004	174,306,000	88,642,004	455.00	508.54	570.01
July/2004	375,088,000	217,130,151	514.28	578.88	640.00

Source: Bovespa

5.1.7          The weighted average price of the shares issued by CRT traded between August 1st, 2003 and July 30, 2004 was R$ 408.60 per 1,000 common shares and R$533.66 per 1,000 preferred shares. The net value per 1,000 shares issued by the company as of the last financial information filed at the CVM was R$ 329.72.

5.1.8          Each common share grants to its holder the right of one vote in the shareholder's meeting.

5.1.9          The preferred Shares do not grant voting rights to its holders, but confers (i) privilege in the reimbursement of capital, without premium, and (ii) either the payment of a minimum dividend, not cumulative, of 6% (six percent) per year of the amount resulting from the division of the capital stock by the total number of shares, or a dividend 10% higher than the dividend paid to the common shares, between them the one with higher value.

5.2               Tele Leste

5.2.1          Tele Leste is a public company, with its principal executive offices located in the City of Salvador, State of Bahia, at Silveira Martins, no. 435, with its shares negotiated at BOVESPA. The corporate purpose of the company is to control corporations exploring cellular telecommunications and mobile telecommunications services ("SMP"), as well as other types of telecommunications services in general. Tele Leste controls Telebahia Celular S.A and Telergipe S.A, providers of SMP in the states of Bahia and Sergipe, respectively.

5.2.2          The capital stock of Tele Leste, on July 31st 2004, subscribed and paid, was of R$ 306,375,313.72, divided into 480,669,472,683 shares, being 167,232,478,151 common shares and 313,436,994,532 preferred shares, kept in book-entry form and with no nominal value.

5.2.3          The shareholding structure of Tele Leste on July 31st, 2004 was the following:

	ON	%	PN	%	Total	%
Offeror	98,087,171,296	58.65%	35,823,856,625	11.43%	133,911,027,921	27.86%
Treasury	252,498	0.00%	51,102,580	0.02%	51,355,078	0.01%
Officers and Directors	70,262	0.00%	4,600,800	0.00%	4,671,062	0.00%
Related Parties	585,356	0.00%	34,835,909	0.01%	35,421,265	0.01%
Free Float	69,144,398,739	41.35%	277,522,598,618	88.545%	346,666,997,357	72.12%%
Total	167,232,478,151	100.00%	313,436,994,532	100.00%	480,669,472,683	100.00%

 5.2.4        A summary of the financial statements of Tele Leste, prepared according to the corporations law, is presented in the table below:

Item	Year ended Dec. 02	Year ended Dec. 03	Semester ended June 2004
Shareholder Equity (R$ thousand)	305,396	305,361	306,375
Net Assets (R$ thousand)	443,048	401,287	386,021
Net Operating Revenues (R$ mil)	431,395	441,267	230,415
Operating Income (R$ thousand)	(3,830)	(42,755)	(13,145)
Net Income (Loss) (R$ thousand)	(5,107)	(42,662)	(16,614)
Total Liabilities (R$ thousand)	513,689	430,370	403,931
Nº of Shares, excluded treasury (thousand)	479,445,039	479,393,883	480,618,317
Profit (Loss) per thousand shares (R$)	(0.01)	(0.09)	(0.03)
Book Value per thousand Shares (R$)	0.92	0.84	0.80
Total Liability / Net Assets	1.16	1.07	1.05
Net Profit (Loss) / Net Assets (%)	(1.15%)	(10.63%)	(4.30%)
Net Profit (Loss) / Net operating Revenues (%)	(1.18%)	(9.67%)	(7.21%)
Net Profit (Loss) / Shareholder Equity (%)	(1.67%)	(13.97%)	(5.42%)

Source: Information available on the website of CVM and BOVESPA.

5.2.5          The following table shows the price the common shares of Tele Leste were traded at BOVESPA in the past 12 months:

Month/Year	Amount Traded	Volume (R$)	Minimum Price (R$/ thousand shares)	Weighted Average Price (R$/ thousand shares)	Maximum Price (R$/ thousand Shares)
August/2003	857,900,000	476,655	0.53	0.56	0.60
September/2003	884,400,000	556,403	0.54	0.63	0.70
October/2003	1,152,600,000	760,301	0.60	0.66	0.74
November/2003	779,100,000	525,145	0.62	0.67	0.71
December/2003	1,017,800,000	765,597	0.66	0.75	0.90
January/2004	532,600,000	434,011	0.75	0.81	0.87
February/2004	263,900,000	190,154	0.64	0.72	0.81
March/2004	406,900,000	281,781	0.64	0.69	0.74
April/2004	374,300,000	252,602	0.63	0.67	0.72
May/2004	147,900,000	94,316	0.58	0.64	0.67
June/2004	531,100,000	360,458	0.61	0.68	0.75
July/2004	1,666,500,000	1,263,726	0.65	0.76	0.85

Source: Bovespa

5.2.6          The following table shows the price the preferred shares of Tele Leste were traded at BOVESPA in the past 12 months:

Month/Year	Amount Traded	Volume (R$)	Minimum Price (R$/ thousand shares)	Weighted Average Price (R$/ thousand shares)	Maximum Price (R$/ thousand Shares)
August/2003	31,475,200,000	13,313,705	0.39	0.42	0.46
September/2003	50,688,100,000	26,027,910	0.43	0.51	0.61
October/2003	38,737,500,000	22,965,193	0.52	0.59	0.64
November/2003	25,030,100,000	15,745,093	0.58	0.63	0.69
December/2003	30,554,900,000	23,195,074	0.67	0.76	0.86
January/2004	35,291,100,000	28,172,946	0.72	0.80	0.89
February/2004	25,156,500,000	17,651,737	0.61	0.70	0.78
March/2004	52,885,600,000	32,739,461	0.56	0.62	0.69
April/2004	36,575,900,000	23,418,266	0.58	0.64	0.70
May/2004	34,834,400,000	23,210,647	0.60	0.67	0.75
June/2004	31,386,800,000	23,594,670	0.68	0.75	0.89
July/2004	38,674,000,000	35,911,380	0.76	0.93	1.10

Source: Bovespa

5.2.7          The weighted average price of the shares issued by Tele Leste traded between August 1st, 2003 and July 30, 2004 was R$0.69 per 1,000 common shares and R$0.66 per 1,000 preferred shares. The net value per 1,000 shares issued by the company as of the last financial information filed at the CVM was R$0.80.

5.2.8          Each common share grants to its holder the right of one vote in the shareholder's meeting.

5.2.9          The preferred Shares do not grant voting rights to its holders, but confers (i) privilege in the reimbursement of capital, without premium, and (ii) either the payment of a minimum dividend, not cumulative, of 6% (six percent) per year of the amount resulting from the division of the capital stock by the total number of shares, or a dividend 10% higher than the dividend paid to the common shares, between them the one with higher value.

5.3               Tele Sudeste

5.3.1          Tele Sudeste is a public company, with its principal executive offices located in the City of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo, no. 501, 4th Floor, with its shares negotiated at BOVESPA. The corporate purpose of the company is to control corporations exploring cellular telecommunications and mobile telecommunications services ("SMP"), as well as other types of telecommunications services in general. Tele Sudeste controls Telerj Celular S.A and Telest Celular S.A, providers of SMP in the states of Rio de Janeiro and Espirito Santo, respectively.

5.3.2          The capital stock of Tele Sudeste, subscribed and paid, was of R$ 891,459,528.20, divided into 449,009,994,135 shares, being 189,434,957,933 common shares and 259,575,036,202 preferred shares, kept in book-entry form and with no nominal value.

5.3.3          The shareholding structure of Tele Sudeste, on July 31, 2004, was the following:

	ON	%	PN	%	Total	%
Offeror	167,593,928,932	88.47%	221,620,645,451	85.38%	389,214,574,383	86.68%
Treasury	-	0.00%	-	0.00%	-	0.00%
Officers and Directors	2,802	0.00%	130	0.00%	932	0.00%
Related Parties	494,246	0.00%	1,681,809	0.00%	2,176,055	0.00%
Free Float	21,840,531,953	11.53%	37,952,708,812	14.62%	59,793,240,765	13.32%
Total	189,434,957,933	100.00%	259,575,036,202	100.00%	449,009,994,135	100.00%

5.3.4          A summary of the financial statements of Tele Sudeste, prepared according to the corporations law, is presented in the table below:

Item	Year ended Dec. 02	Year ended Dec. 03	Semester ended June 2004
Shareholder Equity (R$ thousand)	685,321	778,838	891,460
Net Assets (R$ thousand)	1,779,685	1,903,363	1,966,733
Net Operating Revenues (R$ mil)	1,847,631	1,892,451	917,722
Operating Income (R$ thousand)	197,895	183,882	99,554
Net Income (Loss) (R$ thousand)	140,376	156,237	63,370
Total Liabilities (R$ thousand)	1,014,101	920,073	774,550
Nº of Shares, excluded treasury (thousand)	414,006,457	432,598,218	449,009,994
Profit (Loss) per thousand shares (R$)	0.34	0.36	0.14
Book Value per thousand Shares (R$)	4.30	4.40	4.38
Total Liability / Net Assets	0.57	0.48	0.39
Net Profit (Loss) / Net Assets (%)	7.89%	8.21%	3.22%
Net Profit (Loss) / Net operating Revenues (%)	7.60%	8.26%	6.91%
Net Profit (Loss) / Shareholder Equity (%)	20.48%	20.06%	7.11%

Source: Information available on the website of CVM and BOVESPA.

5.3.5        The following table shows the price the common shares of Tele Sudeste were traded at BOVESPA in the past 12 months:

Month/Year	Amount Traded	Volume (R$)	Minimum Price (R$/ thousand shares)	Weighted Average Price (R$/ thousand shares)	Maximum Price (R$/ thousand Shares)
August/2003	117,100,000	463,727	3.77	3.96	4.15
September/2003	1,664,700,000	7,506,979	3.95	4.51	4.95
October/2003	896,700,000	4,159,008	4.40	4.64	4.89
November/2003	272,000,000	1,274,924	4.43	4.69	5.00
December/2003	1,099,400,000	5,418,285	4.58	4.93	5.29
January/2004	716,200,000	3,831,354	4.77	5.35	5.69
February/2004	497,300,000	2,414,302	4.50	4.85	5.10
March/2004	538,200,000	2,479,545	4.32	4.61	5.00
April/2004	399,300,000	2,088,532	4.86	5.23	5.52
May/2004	693,500,000	3,021,023	3.93	4.36	5.08
June/2004	963,200,000	4,505,397	4.00	4.68	5.14
July/2004	666,600,000	3,686,220	4.57	5.53	5.95

Source: Bovespa

5.3.6        The following table shows the price which of the preferred shares of Tele Sudeste were traded at BOVESPA in the past 12 months:

Month/Year	Amount Traded	Volume (R$)	Minimum Price (R$/ thousand shares)	Weighted Average Price (R$/ thousand shares)	Maximum Price (R$/ thousand Shares)
August/2003	533,200,000	2,706,980	4.75	5.08	5.30
September/2003	17,095,700,000	99,092,968	5.05	5.8	6.49
October/2003	7,476,700,000	43,920,589	5.61	5.87	6.29
November/2003	3,406,800,000	20,189,877	5.70	5.93	6.34
December/2003	3,693,600,000	23,791,626	5.72	6.44	6.90
January/2004	3,325,000,000	22,580,511	6.30	6.79	7.50
February/2004	1,906,600,000	12,106,477	6.02	6.35	6.80
March/2004	3,226,900,000	18,502,711	5.30	5.73	6.30
April/2004	3,775,800,000	23,677,059	5.55	6.27	6.55
May/2004	1,949,400,000	9,646,405	4.50	4.95	5.71
June/2004	2,544,700,000	14,748,938	4.83	5.8	6.60
July/2004	2,385,700,000	15,696,946	5.80	6.58	7.40

Source: Bovespa

5.3.7          The weighted average price of the shares issued by Tele Sudeste traded between August 1st, 2003 and July 30, 2004 was R$4.79 per 1,000 common shares and R$5.98 per 1,000 preferred shares. The net value per 1,000 shares issued by the company as of the last financial information filed at the CVM was R$4.38.

5.3.8          Each common share grants to its holder the right of one vote in the shareholder's meeting.

5.3.9          The preferred Shares do not grant voting rights to its holders, but confers privilege in the reimbursement of capital, without premium, and a dividend 10% higher than the dividend paid to the common shares.

6 Information about the Offeror

6.1 The Offeror, created in 2001, is a holding company incorporated according to the laws of The Netherlands, with its corporate domicile at Strawinskyiaa, 3105, Amsterdam, The Netherlands, its shares are held by Telefonica Moviles S.A (50%), PT Moveis Servicos de Telecomunicacoes SGPS S.A (49.999%) and Portugal Telecom SGPS S.A (0.001%). The corporate purpose of the Offeror is hold the control of corporations exploring the SMP in the Brazilian territory.

7. Exemption to inform the economic value of the Companies and to present an appraisal report.

7.1 Under the terms of the decision delivered on August 24th, 2004 by CVM, it was approved special procedure to put into the VTOs, pursuant to section 34 of Instruction CVM no. 361, that exempted the requirement to inform the economic value of the Companies and the presentation of an appraisal report.

8 Representations

8.1               The Offeror declares that, if in the following one year, beginning on the Date of the Auctions: (i) is verified an event that imposes the execution of a mandatory VTO to purchase Preferred Shares, pursuant to section 10(I)(a) of Instruction CVM no. 361; (ii) the Offeror conducts a new VTO to purchase Preferred Shares, pursuant to Section 14 of Instruction CVM no. 361; or (iii) the occurrence of any corporate event that would have grant to the shareholders who accepted the VTO the exercise of withdrawal rights if they still were shareholders of TCO, the Offeror will pay to the shareholders who tendered, the positive difference, if any, between (1) the price those shareholders received with the sale of their shares in the VTO, monetary adjusted as in item 9.3 of this Offer until the date of the respective event and adjusted by the eventual modification in the number of shares occurred due to share dividends, splits, reverse-splits and conversions of that type of shares into another type of shares that eventually happened; and (2) the price per share that would be owned due to any of the events described on (i), (ii) and (iii) of this item 8.1.

8.2               Additionally, the Offeror declares that if any of the Companies carry out any corporate transaction in which their respective shareholders receive shares from another public traded company in an 1 (one) year term, beginning on the date of each of the Auctions, the Offeror will pay to the shareholders who accepted the VTO, the positive difference, if any, between the price per share they received with the sale of their shares in the respective VTO, monetary adjusted as in item 8.3 of this Offer until the date of such corporate transaction, adjusted by the eventual modification in the number of shares occurred due to share dividends, splits, reverse-slipts and conversions of that type of shares into another type of shares that eventually happened and the greater of (1) the weighted average price per share quoted on the stock exchange of the respective class or type of shares delivered to the shareholders of the respective Company due to such corporate transaction, calculated based on the 30 (thirty) days period prior to the announcement of such transaction; (2) and, the weighted average price per share quoted on the stock exchange of the respective class or type of shares delivered to the shareholders of the respective Company due to such corporate transaction, calculated based on the 60 (sixty) days period prior to the announcement of such transaction.

8.3               The payments described in items 9.1 and 9.2 shall be make in Brazilian currency, being the value established in such items, adjusted by the Taxa Referencial - TR ("TR"), from the date of the financial settlement from each auction until the date of such payment. For the purposes of adjustment by the TR, when the TR is unknown, it will be used the average of the past 12 known months. If the TR is abolished or not published for a period greater than 30 (thirty) days, due to the issuance of the a law or regulation, being not possible to use it as an adjustment to the values, from the date of its abolishment or restraint in its use, it will be used the index the Federal Government establishes to replace the TR.

8.4               The Offeror and the Intermediary Institution declare that they do not know about any event or circumstance, not disclosed to the public, that might materially influence the performance of the Companies or the price of the Stocks.

8.5               The Intermediary Institution and related parties declare that they do not have under its discretionary administration shares issued by any of the Companies.

8.6               The Intermediary Institution declares that its does not have, also under its discretionary administration, shares of the Offeror. BES declares that it is indirectly controlled by the financial group that holds 9.75% of capital stock of Portugal Telecom SGPS S.A, a shareholder who holds, directly and indirectly, 50% of capital stock of the Offeror.

8.7               The registry of the Companies, mentioned on the section 21 of Law 6.385/76, are updated before the CVM.

9. Aditional Information.

9.1               Additional Information about each of the Companies and the VTOs can be find with the Investor Relations department of each of the Companies, on the address mentioned on item 9.3, phone number (11)(5105-1180/5105-1182), fax (11)(5105-2247).

9.2               Are available in the addresses and sites mentioned on item 9.3, a copy of the present offer and the relation with the names of all shareholders, with the respective address and amount of shares, this document will be provided only after identification and acknowledgement of receipt by the interest shareholder.

9.3               Places were the information will be available:

Diretoria de Relações com Investidores das Companhias
Avenida Dr. Chucri Zaidan, n.º 860, 4.º andar, lado A
São Paulo - SP
www.vivo.com.br/ri

BES

Departamento de Mercado de Capitais
Avenida Brigadeiro Faria Lima, n.º 3.729, 8.º andar
São Paulo - SP
www.besinvestimento.com.br

BES Securities
Avenida Rio Branco, n.º 110, 33.º andar
Rio de Janeiro - RJ
www.besinvestimento.com.br

Comissão de Valores Mobiliários
Rua Formosa, n.º 367,20.º andar
São Paulo - SP, ou
Rua Sete de Setembro, n.º111, 5.º andar (Centro de Consultas)
Rio de Janeiro - RJ
www.cvm.gov.br

Bolsa de Valores de São Paulo - BOVESPA
Rua XV de Novembro, n.º 275
São Paulo - SP
www.bovespa.com.br

 9.4               The Companies' shareholders shall read the Offer and the other relevant documents related to the VTOs that are published by the Offeror or filed with the CVM or the SEC, including the Schedule TO (and, in the case of the English-language documents filed with the SEC, shareholders may read the Portuguese translations, which will be filed with the CVM), because these documents will contain relevant information. The shareholders of Tele Leste and Tele Sudeste can have access to this documents at the SEC website, at www.sec.gov. Besides this, the Companies' shareholders will have access to all these documents, free of charge from the locations indicated on item 9.3 and in the applicable Brazilian and U.S. laws and regulations.

9.5               BOVESPA authorized the Auctions.

Brasilcel N.V

Offeror

BES Investimento do Brasil S.A - Banco de Investimento

Intermediary Institution

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 01, 2004

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Fernando Abella Garcia
Fernando Abella Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.